UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 25, 2014

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 24, 2014, Fly Leasing Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as representative of the several underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Company agreed to issue and sell to the Underwriters, and the Underwriters agreed to purchase for resale to the public, $75,000,000 aggregate principal amount of the Company’s 6.750% Senior Notes due 2020 (the “2020 Notes”) and $325,000,000 aggregate principal amount of the Company’s 6.375% Senior Notes due 2021 (the “2021 Notes” and, together with the 2020 Notes, the “Notes”). The Company expects the offering of the Notes to close on October 3, 2014.

The 2020 Notes will be sold to the Underwriters at an issue price of 103.000% of the principal amount thereof, and the Underwriters will offer the 2020 Notes to the public at a price of 104.750% of the principal amount thereof, plus accrued interest from June 15, 2014. The 2021 Notes will be sold to the Underwriters at an issue price of 98.250% of the principal amount thereof, and the Underwriters will offer the 2021 Notes to the public at a price of 100.000% of the principal amount thereof. The net proceeds to the Company will be approximately $395.6 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including the acquisition of aircraft.

The Notes are being offered and sold pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-197912), which was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2014, as amended on August 25, 2014, and declared effective by the SEC on September 10, 2014.

The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated herein by reference. In addition, the attached Underwriting Agreement is only intended to provide investors and security holders with information regarding its terms. The attached Underwriting Agreement is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

1.1	Underwriting Agreement dated September 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

September 25, 2014	By:	/s/ Gary Dales
Gary Dales
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title
1.1	Underwriting Agreement dated September 24, 2014